UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 20, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Notice for the Annual General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 20 February 2026 – The Annual General Meeting will be held on:

Thursday 26 March 2026 at 14:00 (CET)

The Annual General Meeting will be held as a combined physical and virtual meeting. Accordingly, shareholders can choose between participating in person at Bella Center, Center Boulevard 5, entrance 6, 2300 Copenhagen S, Denmark, or virtually by PC or smartphone/tablet. We encourage shareholders to exercise their rights by submitting proxies or votes by correspondence in advance of the Annual General Meeting. Further details on registration and participation are included in the enclosed meeting notice.

Novo Nordisk offers shareholders and others to follow the Annual General Meeting via live webcast on Novo Nordisk’s website. Please refer to the enclosed meeting notice for further information on the webcast.

BOARD OF DIRECTORS

All shareholder-elected Board members are up for election.

The Board of Directors proposes re-election of Lars Rebien Sørensen as Chair of the Board and re-election of Cees de Jong as Vice Chair. Moreover, the Board proposes re-election of Britt Meelby Jensen, Stephan Engels and Kasim Kutay. The Board proposes Helena Saxon, Jan van de Winkel and Ramona Sequeira as new members of the Board of Directors.

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Novo Nordisk Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Novo Nordisk Investors:
Michael Novod	Jacob Martin Wiborg Rode
+45 3075 6050	+45 3075 5956
nvno@novonordisk.com	jrde@novonordisk.com

Sina Meyer	Max Ung
+45 3079 6656	+45 3077 6414
azey@novonordisk.com	mxun@novonordisk.com

Christoffer Sho Togo Tullin	Alex Bruce
+45 3079 1471	+45 3444 2613
cftu@novonordisk.com	axeu@novonordisk.com

Frederik Taylor Pitter
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 12/ 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 20, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer